SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 12)



                            Survival Technology, Inc.
                                 (Name of Issuer)



                     Common Stock, Par Value $.10 per Share
                          (Title of Class of Securities)



                                    869028100
                                  (CUSIP Number)



                            Robert E. Herzstein, Esq.
                            801 Pennsylvania Ave. N.W.
                   Washington, D.C.  20004-2604, (202) 508-8030
                  (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                April 15, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d--
         1(b)(3) or (4), check the following box.[   ]

         Check the following box if a fee is being paid with this state-ment [ ].








     1    Name of Reporting Person
          ROBERT E. HERZSTEIN

          S.S. or I.R.S. Identification No. of above Person
                   ###-##-####

     2    Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                              (b) [x]

     3    SEC Use Only



     4    Source of Funds
                   Not applicable

     5    Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                          [ ]


     6    Citizenship or Place of Organization
                    United States

                    7    Sole Voting Power
                               40,550 shares of Common Stock
       Number of
        Shares      8    Shared Voting Power
     Beneficially              -0-
       Owned By
         Each       9    Sole Dispositive Power
       Reporting               40,550 shares of Common Shares
      Person With
                    10   Shared Dispositive Power
                               -0-

     11   Aggregate Amount Beneficially Owned by Each Reporting Person
               40,550 shares of Common Stock

     12   Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Units                                           [ ]


     13   Percent of Class Represented by Amount in Row (11)
               Approximately 1.2%

     14   Type of Reporting Person
               IN




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                   This Statement is Amendment No. 12 to the Statement
         on Schedule 13D filed June 11, 1990 with the Securities and Exchange Commission (the "Commission"), as amended by Amendment No. 1 filed October 22, 1990, Amendment No. 2 filed March 8, 1993, Amendment No. 3 filed April 14, 1993, Amendment No. 4 filed August 5, 1993, Amendment No. 5 filed October 4, 1993, Amendment No. 6 filed December 1, 1993, Amendment No. 7 filed March 3, 1994, Amendment No. 8 filed March 9, 1994, Amendment No. 9 filed May 27, 1994, Amendment No. 10 filed November 22, 1994, and Amendment No. 11 filed March 19, 1996 in connection with Robert Herzstein's beneficial ownership of shares of com-mon stock of Survival Technology, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 2275 Research Boulevard, Rockville, Maryland 20850. Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this Schedule 13D has been amended and restated in its entirety.


         ITEM 1.   SECURITY AND ISSUER.

                   This Statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Survival Technology, Inc., a Delaware corporation (the "Issuer"), which has princi-pal executive offices at 8101 Glenbrook Road, Bethesda, Mary-land 20814.


         ITEM 2.   IDENTITY AND BACKGROUND.

                   This Statement is being filed by Robert E. Herzstein, whose principal occupation is as an attorney at Shearman & Sterling, 1001 30th Street N.W. Suite 400, Washington, D.C. 20007.

                   Mr. Herzstein has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemean-ors) during the last five years.

                   Mr. Herzstein has not been a party to a civil pro-ceeding of a judicial or administrative body of competent ju-risdiction in which, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining fu-ture violations of, or prohibiting or mandating activities sub-ject to, federal or state securities laws or finding any vio-lation with respect to such laws during the last five years.

                   Mr. Herzstein is a citizen of the United States.





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         ITEM 3.   SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Not applicable.


         ITEM 4.   PURPOSE OF THE TRANSACTION.

                   Robert Herzstein, Personal Representative of the Es-tate of Dr. Stanley J. Sarnoff (the "Estate") and Brunswick Biomedical Corporation, a Massachusetts corporation ("Brun-swick") entered into a Stock Purchase Agreement dated as of March 18, 1996 (the "Agreement"). Pursuant to the Agreement, Brunswick agreed to purchase 1,888,126 shares of Common
         Stock of the Issuer from the Estate (the "Stock Purchase") in exchange for $16,069,386 in cash, a subordinated promissory note in the original principal amount of $4,700,000 (the "Note") and warrants to purchase 50,000 shares of common stock of Brunswick (which, if exercised, would represent ap-proximately 5% of the outstanding shares of common stock of Brunswick on a fully diluted basis), at an exercise price of $27.55 per share.

                   Copies of the Stock Purchase Agreement, the Note and the Warrant were filed as exhibits to Amendment No. 11, and are hereby incorporated herein by reference. The foregoing de-scription is qualified in its entirety by reference to such exhibits.


         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   On April 15, 1996, the Stock Purchase was consummated pursuant to the Agreement. Following consummation of the Stock Purchase, Mr. Herzstein retains beneficial ownership of a total of 40,550 shares of Common Stock as follows: (i) the Estate of Stanley J. Sarnoff (the "Estate") of which Mr. Herzstein is personal representative, continues to hold options to acquire 32,500 shares of Common Stock granted pursuant to the Option Agreement dated as of September 14, 1990 made by the Issuer in favor of the Estate, as amended effective as of September 14, 1993, which options were not transferred as part of the Stock Purchase, (ii) Mr. Herzstein continues to hold options to ac-quire 6,000 shares of Common Stock granted by the Issuer to Mr. Herzstein on July 9, 1990, under the Issuer's 1986 Stock Option Plan, (iii) Mr. Herzstein continues to hold 1,050 shares of Common Stock, and (iv) Sarnoff family trusts, of which Mr. Herzstein is sole trustee, hold 1,000 shares of Common Stock.












                   On April 15, 1996, as a result of the consummation of the Stock Purchase, Mr. Herzstein ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   The Option Agreement, described in Item 5. provides for the issuance by the Issuer of 32,500 shares of Common Stock upon the exercise of the options held by the Estate, described above.


         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

              Exhibit 1: Stock Purchase Agreement, dated as of March 18, 1996, between Brunswick Biomedical Corporation and the Es-tate of Dr. Stanley J. Sarnoff, Robert Herzstein as Personal Representative.*

              Exhibit 2:  Form of Note.*

              Exhibit 3:  Form of Warrant.*

         *  Filed as exhibits 1, 2, and 3 with Amendment No. 11.

































                                    Signature

                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ Robert E. Herzstein
                                       Robert E. Herzstein

         Dated:  April 15, 1996








































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